Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

WILLIAM T. ALLEN	DAVID M. MURPHY
MICHAEL H. BYOWITZ	DAVID S. NEILL
PETER C. CANELLOS	BERNARD W. NUSSBAUM
DAVID M. EINHORN	LAWRENCE B. PEDOWITZ
KENNETH B. FORREST	ERIC S. ROBINSON
THEODORE GEWERTZ	PATRICIA A. ROBINSON*
MAURA R. GROSSMAN	ERIC M. ROTH
RICHARD D. KATCHER	MICHAEL W. SCHWARTZ
MEYER G. KOPLOW	STEPHANIE J. SELIGMAN
DOUGLAS K. MAYER	ELLIOTT V. STEIN
ROBERT B. MAZUR	WARREN R. STERN
MARSHALL L. MILLER	PATRICIA A. VLAHAKIS
PHILIP MINDLIN	ANTE VUCIC
ROBERT M. MORGENTHAU	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

DAVID M. ADLERSTEIN	PAULA N. GORDON
AMANDA K. ALLEXON	NANCY B. GREENBAUM
LOUIS J. BARASH	MARK A. KOENIG
FRANCO CASTELLI	LAUREN M. KOFKE
DIANNA CHEN	J. AUSTIN LYONS
ANDREW J.H. CHEUNG	ALICIA C. McCARTHY
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
UMUT ERGUN	S. CHRISTOPHER SZCZERBAN
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
ADAM M. GOGOLAK

May 13, 2016

VIA E-MAIL AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David L. Orlic, Esq.

Re:	Arlington Asset Investment Corp.
Definitive Additional Soliciting Materials on Schedule 14A Filed May 6, 2016
File No. 001-34374

Dear Mr. Orlic:

On behalf of Arlington Asset Investment Corp. (“Arlington” or the “Company”), and in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 11, 2016 (the “Comment Letter”) regarding definitive additional soliciting materials on Schedule 14A filed May 6, 2016 (the “Soliciting Materials”), we submit this letter containing the Company’s responses to the Comment Letter, which are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

David L. Orlic, Esq. May 13, 2016 Page 2

1. In future filings, please refrain from stating that the Clinton Group’s nominees “appointed themselves” to positions at Imation which presumably can only be filled by the full board of directors.

The Company acknowledges the Staff’s comment and will clarify the foregoing statement in future filings.

2. In future filings, please note that the payment of the fee in Imation shares is subject to Imation shareholder approval.

The Company acknowledges the Staff’s comment and will clarify the foregoing statement in future filings. The Company has attempted to be accurate in its description of the payment noted in the comment, but the public disclosure regarding Imation’s agreement with the Clinton fund has been inconsistent and incomplete. In fact, only today, in a further amendment to its definitive proxy statement, did Imation fully clarify the nature of the fee payment to Clinton.

In the first public disclosure regarding the Imation-Clinton agreement, on a Current Report on From 8-K filed by Imation on February 8, 2016, the fee arrangement was disclosed as follows: “Pursuant to the arrangement, Clinton agreed to waive its customary management fee and agreed to the receipt of any consideration pursuant to incentive compensation in the form of Imation common stock at a value of $1.00 per share.” The 8-K included no statement regarding the issuance of shares being subject to Imation shareholder approval. Similarly, Imation did not include any such language in its 10-K filed on March 15, 2015 where it described the fee as being payable in Imation shares. Nor, until earlier this week, was the agreement between Imation and the Clinton fund publicly filed.

Over two months later, in Imation’s preliminary annual meeting proxy filed on April 29, 2016 (following the Company publicly criticizing the fee arrangement), Imation stated that it had entered into an amended and restated agreement with Clinton that same day (the “A&R Clinton Agreement”) and that the issuance of Imation shares under the A&R Clinton Agreement was subject to shareholder approval (and that if approval was not received the fee would be instead paid in cash). Imation subsequently filed the A&R Clinton Agreement in an amendment to its 10-Q on May 12, 2016. Curiously, there is no reference to shareholder approval in the A&R Clinton Agreement.

David L. Orlic, Esq. May 13, 2016 Page 3

Finally, in a revised proxy statement filed today, Imation disclosed that “If our shareholders do not approve this approval, then we will not be permitted under NYSE rules to issue stock to the Clinton Group in payment of the incentive fee” and that the incentive fee would instead be paid in cash (valuing the cash payment as equivalent to the market value of Imation shares issued at $1.00 per Imation share to pay the fee).

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or wish to discuss this matter, please do not hesitate to contact me at AJNussbaum@wlrk.com or (212) 403-1269, or Brandon C. Price at BCPrice@wlrk.com or (212) 403-1367.

Sincerely,

Andrew J. Nussbaum

cc:	D. Scott Parish, Corporate Secretary, Arlington Asset Investment Corp.
Allen C. Goolsby, Hunton & Williams LLP
James V. Davidson, Hunton & Williams LLP